FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June 2006

Commission File Number: 1-07952

KYOCERA CORPORATION

6 Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  X    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION

/s/ Akihiko Toyotani
Akihiko Toyotani
General Manager of Finance Division

Date: June 23, 2006

Information furnished on this form:

EXHIBITS

Exhibit Number

1.	Notice of Resolution for the 52nd Ordinary General Meeting of Shareholders

(Translation)

Securities Code in Japan: 6971

June 23, 2006

To Our Shareholders:

Makoto Kawamura, President and Director

Kyocera Corporation

6 Takeda Tobadono-cho, Fushimi-ku, Kyoto

Notice of Resolution for the 52nd Ordinary General Meeting of Shareholders

We hereby give notice that the matters set forth below were reported or resolved at the 52nd Ordinary General Meeting of Shareholders, which was held on the date hereof.

Matters reported:

1.	The business report, consolidated balance sheet, consolidated statement of income, non-consolidated balance sheet and non-consolidated statement of income, with respect to the year ended March 31, 2006

2.	Audit report of Independent Auditors and audit report of Board of Corporate Auditors on the consolidated financial statements

The contents of 1. and 2. above were reported.

Matters resolved:

Agendum No. 1:	Approval of proposed appropriation of retained earnings for the year ended March 31, 2006

It was resolved, as proposed by the Company, that the amount of cash dividend to shareholders should be 50 yen per share.

Agendum No. 2:	Amendments to the Articles of Incorporation

It was resolved, as proposed by the Company.

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Attachment to the Notice of Resolution

Management Structure

The management structure of the Company as of June 23, 2006 is as follows:

Title	Name
Chairman Emeritus	Kazuo Inamori

Directors and Corporate Auditors

Advisor and Director	Kensuke Itoh
Advisor and Director	Yasuo Nishiguchi
Chairman of the Board and Representative Director	Noboru Nakamura
Vice Chairman and Representative Director	Masahiro Umemura
Vice Chairman and Representative Director	Yuzo Yamamura
Vice Chairman and Representative Director	Naoyuki Morita
President and Representative Director	Makoto Kawamura
Director	Koji Seki
Director	Michihisa Yamamoto
Director	Isao Kishimoto
Director	Hisao Hisaki
Director	Rodney Lanthorne
Director	John Gilbertson
Full-time Corporate Auditor	Yasuo Akashi
Full-time Corporate Auditor	Yoshihiko Nishikawa
Corporate Auditor	Osamu Nishieda
Corporate Auditor	Shinji Kurihara
Corporate Auditor	Shigekazu Tamura

(Note) Messrs. Osamu Nishieda, Shinji Kurihara and Shigekazu Tamura are outside Corporate Auditors as required under Item 16, Article 2 of the Corporation Act.

Executive Officers

President and Executive Officer	Makoto Kawamura
Senior Managing Executive Officer	Isao Yukawa
Managing Executive Officer	Tatsumi Maeda
Managing Executive Officer	Hisashi Sakumi
Managing Executive Officer	Tsutomu Yamori
Managing Executive Officer	Takashi Itoh
Managing Executive Officer	Tetsuo Kuba
Managing Executive Officer	Osamu Nomoto
Managing Executive Officer	Eiichi Toriyama
Managing Executive Officer	Akiyoshi Okamoto
Senior Executive Officer	Keijiro Minami
Senior Executive Officer	Goro Yamaguchi
Senior Executive Officer	Yasushi Matsumura
Executive Officer	Yoshihito Ota
Executive Officer	Yasuyuki Yamamoto
Executive Officer	Junichi Jinno
Executive Officer	Gen Takayasu
Executive Officer	Nobuhiro Ochiai
Executive Officer	Junzo Katsuki
Executive Officer	Yukihiro Takarabe
Executive Officer	Masakazu Mitsuda
Executive Officer	Toshimi Gejima
Executive Officer	Michiaki Furuhashi
Executive Officer	Mitsuru Imanaka
Executive Officer	Shoichi Aoki
Executive Officer	Hiroshi Togi
Executive Officer	Yoshihiro Kano
Executive Officer	Yoichi Yamashita
Executive Officer	Robert Whisler
Executive Officer	John Rigby

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